IES HOLDINGS, INC.

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

February 15, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-215071)

Dear Ms. Long:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, IES Holdings, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-215071) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on February 17, 2017, or as soon as practicable thereafter.

Very truly yours,

IES HOLDINGS, INC.

By:	/s/ Gail Makode
Gail Makode
Senior Vice President, General Counsel and Secretary

cc: Courtney Cochran Butler, Andrews Kurth Kenyon LLP (via E-mail)